Filed Pursuant to Rule 433

Registration Statement No. 333-227190

Final Term Sheet, dated March 18, 2019 relating to

Preliminary Prospectus Supplement, dated March 18, 2019 to

Prospectus, dated September 5, 2018

Brighthouse Financial, Inc.

17,000,000 Depositary Shares

each representing a 1/1,000th interest in a share of

6.600% Non-Cumulative Preferred Stock, Series A

Final Term Sheet

March 18, 2019

Issuer:	Brighthouse Financial, Inc. (“Issuer”)

Securities:	Depositary shares (“Depositary Shares”), each representing a 1/1,000th interest in a share of the Issuer’s 6.600% Non-Cumulative Preferred Stock, Series A (“Preferred Shares”)

Number of Depositary Shares:	17,000,000 (corresponding to 17,000 Preferred Shares)

Liquidation Preference:	$25,000 liquidation preference per Preferred Share (equivalent to $25.00 per Depositary Share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends

Price to the Public:	$25.00 per Depositary Share / $425,000,000 total

Underwriting Discount (Retail):	$0.7875 per Depositary Share

Underwriting Discount (Institutional):	$0.5000 per Depositary Share

Proceeds (after Underwriting Discount and before Expenses) to the Issuer:	$24.2159 per Depositary Share / $411,670,000 total

Maturity Date:	Perpetual

Pricing Date:	March 18, 2019

Settlement Date:	March 25, 2019 (T+5)*

Dividend Rate:	6.600% on the stated amount of $25,000 for each Preferred Share per year

Dividend Payment Dates:	When, as and if declared by the Issuer’s board of directors or a duly authorized committee thereof, the Issuer will pay dividends on a non-cumulative basis, quarterly in arrears on the 25th day of March, June, September and December of each year, accruing from and including the Settlement Date, commencing on June 25, 2019.

Optional Redemption:

The Issuer may elect to redeem the Preferred Shares:

•  in whole at any time or in part from time to time on or after March 25, 2024 at a redemption price equal to $25,000 per Preferred Share (equivalent to $25.00 per Depositary Share), plus an amount equal to any accrued and unpaid dividends that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such date of redemption;

•  in whole, but not in part, at any time prior to March 25, 2024 (within 90 days of the occurrence of a “regulatory capital event” (as defined in the Preliminary Prospectus Supplement)), at a redemption price equal to $25,000 per Preferred Share (equivalent to $25.00 per Depositary Share), plus an amount equal to any accrued and unpaid dividends that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such date of redemption; or

•  in whole, but not in part, at any time prior to March 25, 2024 (within 90 days of the occurrence of a “rating agency event” (as defined in the Preliminary Prospectus Supplement)), at a redemption price equal to $25,500 per Preferred Share (equivalent to $25.50 per Depositary Share), plus an amount equal to any accrued and unpaid dividends that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such date of redemption.

Day Count Convention:	30/360

Listing:	Application has been made to list the Depositary Shares on The Nasdaq Stock Market LLC.

CUSIP / ISIN:	10922N 301 / US10922N3017

Anticipated Ratings**:	Moody’s: Ba2 / S&P: BBB- / Fitch: BB+

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC J.P. Morgan Securities LLC

Co-Managers:	Barclays Capital Inc. HSBC Securities (USA) Inc.

*

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days (“T+2”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Depositary Shares prior to the delivery of the Depositary Shares hereunder will generally be required, by virtue of the fact that the Depositary Shares initially settle on the fifth business day following the Pricing Date (“T+5”), to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Depositary Shares who wish to trade the Depositary Shares prior to their date of delivery hereunder should consult their advisors.

**

The rating of the Depositary Shares should be evaluated independently from similar ratings of other securities. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or emailing Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or dg.prospectus_requests@baml.com, Morgan Stanley& Co. LLC toll-free at 1-866-718-1649 or prospectus@morganstanley.com, UBS Securities LLC toll-free at 1-888-827-7275; Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or wfscustomerservice@wellsfargo.com or J.P. Morgan Securities LLC collect at 212-834-4533.

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